 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

307359109
(CUSIP Number)

November 15, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307359109

1	NAME OF REPORTING PERSON

Senyun International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		25,333,333 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

25,333,333 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,333,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.15%
12	TYPE OF REPORTING PERSON

OO

(1) Consists of (i) 19,047,619 shares of Common Stock (defined in Item 2) issuable upon conversion of the Notes (defined in Item 4) based on a conversion price of $1.05 and (ii) 6,285,714 shares of Common Stock issuable upon the exercise of the Warrants (defined in Item 4).

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CUSIP No. 307359109

1	NAME OF REPORTING PERSON

Bo Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong Special Administrative Region, People’s Republic of China
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		25,333,333 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

25,333,333 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,333,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.15%
12	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 19,047,619 shares of Common Stock issuable upon conversion of the Notes based on a conversion price of $1.05 and (ii) 6,285,714 shares of Common Stock issuable upon the exercise of the Warrants.

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CUSIP No. 307359109

Item 1(a).	Name of Issuer:

Faraday Future Intelligent Electric Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18455 S. Figueroa Street

Gardena, California 90248

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Senyun International Ltd. (“Senyun”)

5 Canton Road, Rm. 1121, #11/F

Ocean Centre Harbour City, Hong Kong

Citizenship: Hong Kong

Bo Zhang (“Mr. Zhang”)

5 Canton Road, Rm. 1121, #11/F

Ocean Centre Harbour City, Hong Kong

Citizenship: Hong Kong Special Administrative Region, People’s Republic of China

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

307359109

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CUSIP No. 307359109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

The shares of Common Stock beneficially owned by the Reporting Persons and reported herein consist of (i) 19,047,619 shares of Common Stock issuable upon conversion of certain convertible notes held by Senyun in the aggregate principal amount of $20,000,000 (the “Notes”) based on a conversion price of $1.05 and (ii) 6,285,714 shares of Common Stock issuable upon the exercise of certain warrants held by Senyun at an exercise price of $5.00 per share (the “Warrants”). The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, in excess of 4.99% of the number of shares of Common Stock then issued and outstanding (the “Beneficial Ownership Limitation”). As of the close of business on November 15, 2022, the Beneficial Ownership Limitation does not limit the exercise of any of the Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that all 25,333,333 shares of Common Stock held by Senyun would be converted or exercised, as applicable.

As of the close of business on November 15, 2022, Senyun directly beneficially owned 25,333,333 shares of Common Stock.

Mr. Zhang, as the sole director of Senyun, may be deemed to beneficially own the 25,333,333 shares of Common Stock beneficially owned directly by Senyun.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any securities owned by another Reporting Person. Mr. Zhang disclaims beneficial ownership of the securities beneficially owned by Senyun, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

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CUSIP No. 307359109

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of (i) 386,256,244 shares of Common Stock outstanding as of November 17, 2022 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 21, 2022 and (ii) certain or all of the 25,333,333 shares of Common Stock that may be acquired upon the conversion of the Notes and exercise of the Warrants held by Senyun.

As of the close of business on November 15, 2022, (i) Senyun beneficially owned approximately 6.15% of the outstanding shares of Common Stock and (ii) Mr. Zhang may be deemed to beneficially own approximately 6.15% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Zhang shares voting and dispositive power over the shares of Common Stock beneficially owned by Senyun.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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CUSIP No. 307359109

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 307359109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022

SENYUN INTERNATIONAL LTD.

By:	/s/ Bo Zhang
	Name:	Bo Zhang
	Title:	Chief Executive Officer

/s/ Bo Zhang
Bo Zhang

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